Gammon Lake Resources Inc.
 1601 Lower Water Street, Suite 402, Summit Place, PO Box 2067, Halifax, NS B3J 2Z1
Tel: 902-468-0614, Fax: 902-468-0631, Website: www.gammonlake.com
TSX: GAM / AMEX: GRS / BSX: GL7

PRESS RELEASE

Halifax, April 9, 2007

Gammon Lake Announces CDN$200 Million Offering

Gammon Lake Resources Inc. ("Gammon Lake") is pleased to announce that it has entered into an underwriting agreement for a bought deal financing with BMO Capital Markets for the issuance of 10,000,000 common shares at a price of Cdn$20.00 per common share for gross proceeds of Cdn$200,000,000.

Gammon Lake has filed a preliminary short form prospectus under the multi-jurisdictional disclosure system relating to the public offering of the 10,000,000 common shares in the United States and Canada. The closing of the offering is subject to a number of conditions, including, without limitation, receipt of all regulatory approvals, and closing is expected to occur on or about April 24, 2007. Gammon Lake plans to use the net proceeds of this financing for the repayment of indebtedness and for general corporate purposes.

Gammon Lake has also agreed to grant BMO Capital Markets an over-allotment option, exercisable at any time, in whole or in part, for a period of 30 days following the closing of the offering, to purchase up to an additional 1,500,000 common shares at a price of Cdn$20.00 per common share. If BMO Capital Markets fully exercises the over-allotment option, Gammon Lake will receive additional gross proceeds of Cdn$30,000,000.

A preliminary short form prospectus relating to the securities has been filed with Canadian securities authorities, and a registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

A copy of the preliminary short form prospectus may be obtained from BMO Capital Markets - in Canada, call Des Raposo at 416-363-6996, Ext. 224; in the U.S., contact BMO Capital Markets, 3 Times Square, 27th Floor, New York, New York, 10036 Attn: Catherine Cruz Tel: 212-702-1969 Fax: 212-702-1933.

Forward Looking Statements

Statements relating to the completion of the contemplated financing and the operation of Gammon Lake after completion of the transaction are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward –looking statements, including, the underwriters not completing the sale the securities, the failure to obtain any necessary regulatory or stock exchange approval or failure to satisfy conditions to the closing, and other risks and uncertainties, including those described in Gammon Lake’s Annual Report on Form 40-F for the year ended December 31, 2006 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Colin P. Sutherland	Jodi Eye
Chief Financial Officer	Investor Relations
Gammon Lake Resources Inc.	Gammon Lake Resources Inc.
902-468-0614	902-468-0614